Bot Image, Inc.



ANNUAL REPORT

9840 S 140th St

Omaha, NE 68138

0

www.botimage.com

This Annual Report is dated April 28, 2022.

BUSINESS

Bot Image is an Artificial Intelligence Software company formed for the purpose of improving the speed and accuracy of MRI interpretations; thus, reducing the cost while improving the clinical outcome. These tools facilitate saving quality-of-life as well as lives by near elimination of misinterpretations and missed cancers that would otherwise be allowed to grow, increasing the risk of death. The first product incorporates a patent-pending algorithm (US Provisional Patent Application No. 62/462,256) exclusively licensed from the NIH that overcomes the visual and cognitive limitation of even highly trained humans and it "learns" how to best interpret the MRI data without these limitations and viewer bias (See peer-reviewed article in Press section "Detection of prostate cancer in multiparametric MRI using random forest with instance weighting", Journal of Medical Imaging 4(2), 024506 (Apr-Jun 2017).

HISTORY: Bot Image, Inc. is a medical device software company founded and initially funded by ScanMed LLC, a medical device hardware company - both in the magnetic resonance imaging (MRI) space. ScanMed supports the on-going developmental and marketing activities of Bot Image as well as provides space, staffing, managerial and overhead services, and plans on continuing to provide these services while Bot Image raises capital and grows organically sufficiently to become independent of ScanMed support.

The founder of BotImage, ScanMed was successfully established by Dr. Randall Jones (PhD, MBA), who has established these companies in the MRI space, both located in Omaha,

Nebraska: ScanMed and FirstScan, LLC, a Nebraska limited liability company and North America's first prostate cancer adjunctive cancer screening MRI facility ("FirstScan"). ScanMed is an OEM-certified MRI antenna or "coil" development company. MRI antenna are various configurations of antenna that fit on specific parts of the body and used to significantly improve the image quality (or clarity) coming from those anatomies during an MRI. These anatomic-specific antenna are used in nearly every MRI procedure in the world, and ScanMed is one of fewer than 20 companies in the US and EU that design and produce such antenna.

Dr. Jones is a prolific inventor with 17 U.S. patents and patents pending and developer of MRI (medical) devices, who saw the opportunity to significantly improve the standard of care in prostate cancer detection several years ago when MRI of the prostate was just emerging as a go-to technology. His development team of seasoned engineers at ScanMed created the first "wearable" prostate/pelvic antenna to offer men a far more comfortable and less invasive MRI antenna than the widely used endorectal probe – an antenna which is inserted into the rectum and enlarged with air pressure to press close to the prostate.

ScanMed was awarded the world-wide exclusive license from the NIH (discussed above) for the clinically proven prostate cancer detection software, and has since legally assigned that license to Bot Image via a Contribution Agreement (on file) between the two separate entities wherein ScanMed received 602,500 shares of Class A common stock in return. Bot Image operating expenses and capital expenditures are recorded and maintained in separate accounting bookkeeping and these expenses shall eventually be paid by the equity contributions and/or revenues of Bot Image. Until such time, ScanMed shall continue to pay these expenses and make the requisite capital equipment purchases with no additional equity exchange required. ScanMed's consolidated (including Bot Image and FirstScan) financials of the past two years were reviewed by an independent CPA (on file) and the Bot Image expenses and capital equipment are notated for the start-up year of 2018.

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Financi al statements are consolidated statements of ScanMed LLC, an established medical device company which designs, markets and distributes MRI hardware known as MRI antenna or coils. ScanMed also founded an independent or free-standing MRI services company, FirstScan, which was the first in the USA to offer "adjunctive MRI screening for prostate cancer (www.firstscanomaha.com). Finally, ScanMed founded Bot Image, Inc. in 2018 and invested in start-up operations. Both of these subsidiaries' financial activities are included in the consolidated financial statements. Bot Image will rely on the managerial expertise and financial stability of ScanMed, at least initially, to bring the Bot Image technology to market.

Historical results and cash flows:

The historical results of Bot Image reflect start-up expenses and initial asset purchases such as computers and intellectual property (patent fees) to protect the technology that was assigned to Bot Image by ScanMed, the founding company.

Bot Image created and marketed two products in 2021, one requiring FDA approval and one not requiring FDA approval. The company is looking forward to FDA approval on the first product by year end 2022. A paid contract has been received for the second product, with expected revenues to offset one or more expenses.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $269.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Randall Jones, Dr. Eng.

Randall Jones, Dr. Eng.'s current primary role is with ScanMed LLC. Randall Jones, Dr. Eng. currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, CTO, Director

Dates of Service: October 31, 2018 - Present

Responsibilities: Manage the direction and growth of the company. Advise technical team on solutions and methods.

Other business experience in the past three years:

Employer: ScanMed LLC

Title: President, CEO and interim CTO

Dates of Service: December 31, 2014 - Present

Responsibilities: Create and manage the strategic and tactical direction of the company. Identify new market opportunities that the R&D staff can pursue for next generation products, and guide the staff in development of those products.

Other business experience in the past three years:

Employer: Resonance Innovations LLC

Title: Managing Director

Dates of Service: April 19, 2004 - Present

Responsibilities: Manage the singular investment of the company in another firm also managed by Randall Jones, ScanMed LLC

Name: Melanie Jones

Melanie Jones's current primary role is with ScanMed LLC. Melanie Jones currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: EVP Marketing and Sales, Board director

Dates of Service: January 31, 2019 - Present

Responsibilities: Oversee all marketing and sales activities as well as serve on the board of directors and be the alternate CEO to serve in the CEO's absence.

Other business experience in the past three years:

Employer: ScanMed LLC

Title: EVP Marketing and Sales

Dates of Service: June 06, 2015 - Present

Responsibilities: Oversee all marketing and sales activities for the company

Name: Dr. Patrick Browning, MD

Provides advice on radiological software product development.

Positions and offices currently held with the issuer:

Position: Chief Medical Director

Dates of Service: July 28, 2021 - Present

Responsibilities: Provides advice on radiological software product development.

Other business experience in the past three years:

Employer: Contrast Resolution Corporation

Title: Chief Medical Officer

Dates of Service: January 2020 - Present

Responsibilities: Practicing Radiologist

Name: Dr. John Feller, MD

Dr. John Feller, MD's current primary role is with Halo Dx. Dr. John Feller, MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director and Medical Advisor

Dates of Service: January 31, 2019 - Present

Responsibilities: Oversee operations typical of a board director as well as provide medical oversight and advice of the radiological software product development and client integration.

Other business experience in the past three years:

Employer: Halo Dx

Title: Chief Medical Officer

Dates of Service: September 09, 2008 - Present

Responsibilities: Oversee the direction and management of the medical imaging company and as medical director, oversee all medical practice operations

Name: Tim Manion

Tim Manion's current primary role is with FirstCare Companies. Tim Manion currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: March 18, 2018 - Present

Responsibilities: Board oversight

Other business experience in the past three years:

Employer: FirstCare Companies

Title: General Manager

Dates of Service: January 02, 2010 - Present

Responsibilities: Daily and strategic management

Name: Kathyrn Barker

Kathyrn Barker's current primary role is with Core Bank, Omaha, NE. Kathyrn Barker currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: February 22, 2019 - Present

Responsibilities: Oversight

Other business experience in the past three years:

Employer: Core Bank, Omaha, NE

Title: Senior Commercial Lending Officer

Dates of Service: August 14, 2014 - Present

Responsibilities: Oversight of commercial lending

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: ScanMed LLC (majority beneficially owned and managed by Randell and Melanie M Jones)

Amount and nature of Beneficial ownership: 665,348

Percent of class: 100.0%

RELATED PARTY TRANSACTIONS

Name of Entity: ScanMed LLC

Names of 20% owners: Randall Jones, Melanie Jones

Relationship to Company: Directors, Officers, 20%+ owner, and Promoters

Nature / amount of interest in the transaction: See attached Capitalization Table wherein ScanMed invested to start Bot Image, Inc. and has hired staff, contracted staff and manages staff of Bot Image during its start-up year and will continue to do so as warranted financially and business-wise. ScanMed LLC divested shares of service through the end of 2020 to ScanMed LLC shareholders.

Material Terms: ScanMed has provided initial capital of $137,814 for start-up expenses as shown in the attached accountant's reviewed financials and ancillary information, and another $59,286 for Property and Equipment assigned to Bot Image on March 29, 2019.

Currently, ScanMed LLC continues to provide incubated services at no charge and provides assistance in paying for minor legal and operational fees until such time outside capital is raised.

Name of Entity: Desert Medical Imaging

Names of 20% owners: Halo Dx

Relationship to Company: Director

Nature / amount of interest in the transaction: Desert Medical Imaging has interest in seeing the Bot Image software developed and has assigned, on an exclusive basis, over 1000 patient data sets acquired with MRI, physician interpretation reports, and pathology lab reports over the past 10 years.

Material Terms: For this exchange of valuable data, Desert Medical Imaging has agreed to receive 90,000 shares of Preferred Class A stock of Bot Image, Inc. See attached Contribution Agreement (DMI) and Data License Agreement with Exclusivity for details.

Desert Medical was acquired by Halo Dx in 2020.

Name of Entity: Oregon Health Sciences University

Names of 20% owners: NA, it is a state institution

Relationship to Company: Promoter

Nature / amount of interest in the transaction: They are interested in sharing their clinical data sets to aid in the development of the Bot Image AI software as well.

Material Terms: In return for their data, OHSU has agreed to receive the equivalent cash worth of 22,000 shares of Common stock of Bot Image upon a change of controlling ownership of bot Image. See attached OHSU BotImage Data License Agreement.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 67,936 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 1,500,000 with a total of 665,348 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act. Except as otherwise provided herein, Class B Common Stock shall have no voting rights but in all other respects shall carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. Except as otherwise required by law, holders of Class A Common Stock and Preferred Stock shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of the Class B Common Stock if the holders of such affected stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Class B Common Stock

The amount of security authorized is 1,600,000 with a total of 14,830 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Series A Preferred Stock

The amount of security authorized is 1,500,000 with a total of 126,996 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Class B Common Stock basis.

Material Rights

The shares of Series A Preferred Stock have the following material rights:

• A cumulative preferred return accruing at the rate of five percent (5%) per annum, payable only upon a deemed liquidation event or if declared by the Board of Directors.

• Liquidation preference equal to original purchase price plus accrued and unpaid dividends.

• Conversion rights at the option of the holder and automatic conversion upon a firmly underwritten public offering or approval vote by the holders of the Series A Preferred Stock. Series A Preferred Stock converts into Class B Common Stock, and at the time of conversion, the holder of the Class B Common Stock is required to execute a Shareholder Agreement applicable to the Class B Common Stock.

• Holders have protective provisions and certain holders who are "Major Investors" have the right to maintain proportional ownership. The applicable agreement contains the following provisions:

Right of First Refusal (ROFR)

a. For the benefit of the Company. Each shareholder grants to BotImage the right to purchase the shareholder's preferred stock before transferring to a third party.

b. Secondary Refusal Right for the benefit of Shareholders. If BotImage does not purchase the shares proposed to be transferred, then the shareholders provide the right to all other shareholders to purchase all or a portion of the preferred stock before transferring to a third party.

Right of Co-Sale

If any preferred stock subject to a proposed ROFR is to be sold to a transferee (other than BotImage and then existing shareholders), each respective shareholder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the proposed transfer on the same terms and conditions.

Exempt Transfers

Certain transfers are exempt from these provisions, including, without limitation, a transfer for stock for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Shareholder (or his or her spouse).

Rights to Future Stock Issuances

In the event BotImage intends to offer additional securities, BotImage is required to first offer the right to buy such securities to each Major Investor. For purposes of the Preferred Stock investors, Major Investor was defined as any holder of 22,500 or more shares.

Drag-Along Right

The Drag-Along Right permits the Board of Directors, Class A Common Stockholder, and the Series A Preferred Stockholder to approve a "Sale of the Company". In the event of the sale of BotImage, each shareholder agrees to vote in favor of the proposed transaction and to participate in the sale on the same terms and conditions.

Preferred Stock

The amount of security authorized is 252,500 with a total of 0 outstanding.

Voting Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

Material Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Bot Image, Inc.

By /s/ *Randall Jones*

     Name: <u>Bot Image, Inc.</u>

     Title: President, CEO

Exhibit A

FINANCIAL STATEMENTS



BOT IMAGE
AI: SEE MORE. TREAT SMARTER.

www.botimageai.com

4/22/2022

To Whom it may concern,

I, Randall W. Jones, the CEO of Bot Image, Inc., hereby certify that the financial statements of Bot Image, Inc. and notes thereto for the periods ending 12/31/2019 and 12/31/2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending 12/31/2021 Bot Image, Inc. has not yet filed its federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/22/2022.

CEO

4/22/2022

O: 402.934.2650
F: 402.778.9699
info@botimageai.com

Bot Image, Inc.
9840 S. 140th St, Ste 8
Omaha, NE 68138

Bot Image

Balance Sheet
As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Checking Account	268.67	414.20
Total Bank Accounts	**$268.67**	**$414.20**
Total Current Assets	**$268.67**	**$414.20**
Fixed Assets		
Accumulated Depreciation	-13,659.96	-8,775.00
Computer Equipment	16,875.05	16,875.05
Total Fixed Assets	**$3,215.09**	**$8,100.05**
Other Assets		
Accumulated Amortization	-12,594.06	-8,632.00
Capitalized Start up Costs	19,634.00	19,234.00
Intellectual Property	55,771.20	45,771.20
Receivable From ScanMed	0.00	0.00
Software Development	584,074.97	548,340.28
Stock Issuance Costs	0.00	0.00
Total Other Assets	**$646,886.11**	**$604,713.48**
TOTAL ASSETS	**$650,369.87**	**$613,227.73**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	10,000.00	24,654.50
Total Accounts Payable	**$10,000.00**	**$24,654.50**
Total Current Liabilities	**$10,000.00**	**$24,654.50**
Long-Term Liabilities		
Loan Payable to R&M Jones	44,847.70	40,592.17
Loan Payable to R&S Paul	33,930.69	43,296.41
Loan Payable to Randall Jones	28,318.79	27,056.88
Payable to ScanMed	62,851.06	0.00
Total Long-Term Liabilities	**$169,948.24**	**$110,945.46**
Total Liabilities	**$179,948.24**	**$135,599.96**
Equity		
Additional Paid in Capital	967,788.77	957,788.77
Combined Equity	0.00	0.00
Common Stock	0.41	0.41
Preferred Stock	12.70	12.70
Retained Earnings	-480,174.11	-480,174.11

Bot Image

Balance Sheet
As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
Net Income	-17,206.14	
Total Equity	**$470,421.63**	**$477,627.77**
TOTAL LIABILITIES AND EQUITY	**$650,369.87**	**$613,227.73**

NOTE:
Post 2020 submission adjusting entries as follows:

Depreciation/Amortization	$11,592
Stock Issuance	$12,400
Capital Start up	$ 2,600
Total Variance to 2020	$26,592

Bot Image

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN 2 - DEC 31, 2020 (PP)
Income		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
Expenses		
Advertising and Promotion		1,000.00
Amortization Expense	3,962.06	7,411.98
Bank Service Charges		96.94
Depreciation Expense	4,884.96	7,087.49
Interest Expense	8,359.12	10,366.67
Professional Fees		-3,380.64
Total Expenses	**$17,206.14**	**$22,582.44**
NET OPERATING INCOME	**$ -17,206.14**	**$ -22,582.44**
NET INCOME	**$ -17,206.14**	**$ -22,582.44**

CERTIFICATION

    I, Randall Jones, Principal Executive Officer of Bot Image, Inc., hereby certify that the financial statements of Bot Image, Inc. included in this Report are true and complete in all material respects.

Randall Jones

President, CEO